大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
**Tel** (65) 65339898 **Fax** (65) 65342334
**www.uobgroup.com**

Our ref: ANN2002'03/UOB2003/UOB-A02/atl

17 January 2003

**File No. 82-2947**

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

03003739

03 FEB 10 AM 7:21

**INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF A SUBSIDIARY COMPANY**

SUPPL

Dear Sir

We enclose a copy of our Announcement dated 17 January 2003 in regard to the above matter for your information.

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

**UNITED OVERSEAS BANK LIMITED**
(Incorporated in the Republic of Singapore)

## INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF A SUBSIDIARY COMPANY

***Singapore, 17 January 2003*** - United Overseas Bank Limited (the "Bank") wishes to announce that it has subscribed for an additional 15,000,000 ordinary shares of $1.00 each in UOB Capital Investments Pte Ltd ("UOBCI"), a wholly-owned subsidiary of the Bank, for a total cash consideration of $15,000,000. Prior to the subscription, the Bank held 50,000,000 ordinary shares of $1.00 each, fully paid, in UOBCI.

The issued and paid up capital of UOBCI after the increase is S$65,000,000.

Vivien Chan
Company Secretary